

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 26, 2009

Mr. David J. Ide,
Chief Executive Officer
Modavox, Inc.
4636 E. University Dr, STE. 275
Phoenix, AZ 80354

RE: **Modavox, Inc.**
            Form 10-KSB for the year ended February 28, 2008
            Filed June 13, 2008
            File No. 333-57818

Dear Mr. Ide:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended February 29, 2008

Financial Statements
Note 2- Summary of Significant Accounting Policies

Goodwill, Intangible Assets and Long-Lived assets, page 42

1. Please disclose your accounting policy for evaluating the recoverability of
    capitalized software costs. Please refer to paragraph 10 of SFAS 86.

2. We note that Modavox has incurred significant operating losses and has negative
    cash flows from operations. Please tell us how you applied the guidance in SFAS
    142 in performing the annual goodwill impairment test and summarize the results
    of your analysis. Describe the nature of the valuation techniques you employed in
    performing the impairment tests. Qualitatively and quantitatively describe the
    significant estimates and assumptions used in your discounted cash flow model to
    determine the fair value of your reporting units in your impairment analysis. Also
    tell us how you evaluated the recoverability of capitalized software costs.

3. In addition, tell us how whether you performed subsequent interim impairment
    tests of goodwill during the current fiscal year and the results of your analysis. If
    you did not, tell us how applied the guidance in paragraph 28 of SFAS 142
    considering the impact of the current economic environment.

4. In light of the significance of your goodwill balance, we expect robust and
    comprehensive disclosure in your critical accounting policies regarding your
    impairment testing policy. This disclosure should provide investors with
    sufficient information about management's insights and assumptions with regard
    to the recoverability of goodwill. For further guidance, refer to Release No. 33-
    8350 "Interpretation: Commission Guidance Regarding Management's Discussion
    and Analysis of Financial Condition and Results of Operations." Please revise
    your disclosures in future filings.

Exhibit 31.1

5. We note that you filed your Principal Executive Officer and Principal Financial
    Officer certifications under Item 601(b) (31) of Regulation S-K. Please revise
    these certifications to include the introductory language of paragraph 4 and the
    language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

6. Please revise your Form 10-Q for the periods ended November 30, 2008 to address the above comment.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. David J. Ide,

You may contact Gopal R. Dharia, Senior Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director